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                              January 23, 2024

       Kenneth D. DeGiorgio
       Chief Executive Officer
       First American Financial Corporation
       1 First American Way
       Santa Ana, CA
       92707-5913

                                                        Re: First American
Financial Corporation
                                                            Form 8-K/A
                                                            Filed January 12,
2024
                                                            File No. 001-34580

       Dear Kenneth D. DeGiorgio:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K/A

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. We note the statement that you expect the cybersecurity incident will have a material impact on the fourth
quarter of 2023 results of operations, but that you do not believe the incident will have a
material impact on your overall financial condition or on your ongoing results of
operations. Please advise us whether you filed this amended Form 8-K pursuant to Instruction
2 to Item 1.05 and confirm, if true, that you determined the incident was material
to you under the standard in cases addressing materiality under the securities laws,
including TSC Industries, Inc. v. Northway, Inc. Additionally, please clarify in future
filings any known material impact(s) that are likely to continue after the fourth quarter. In
considering material impacts, please describe all material impacts. For example, consider
customer relationships, potential reputational harm, and the impact due to exfiltrated data,
whether or not from non-production systems.
 Kenneth D. DeGiorgio
FirstName  LastNameKenneth   D. DeGiorgio
First American Financial Corporation
Comapany
January 23,NameFirst
            2024     American Financial Corporation
January
Page  2 23, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance